EXHIBIT 99.4
Solectron Global Finance LTD
Solectron Corporation
Offer To Exchange
8.00% Senior Subordinated Notes Due 2016, Guaranteed by Solectron Corporation, Which Have Been Registered Under the Securities Act,
For Any and All Outstanding 8.00% Senior Subordinated Notes due 2016
Pursuant to the Prospectus, dated _________, 2006

The exchange offer will expire at 5:00 p.m., New York City time, on _________, 2006, unless extended. Tenders of original notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.
______________, 2006
To Brokers, Dealers, Commercial Banks,
     Trust Companies and Other Nominees:
     Your prompt action is requested. The exchange offer will expire at 5:00 p.m., New York City time, on _________, 2006, unless extended, which we refer to as the expiration date in this letter. Original notes (as defined below) tendered pursuant to the exchange offer may be withdrawn at any time before the expiration date. Please furnish copies of the enclosed materials as quickly as possible to those of your clients for whom you hold original notes in your name or in the name of your nominee.
     Solectron Global Finance LTD, which we refer to as the Company in this letter, is offering, upon and subject to the terms and conditions set forth in the prospectus, dated _________, 2006, and the enclosed letter of transmittal to exchange the Company’s outstanding 8.00% senior subordinated notes due 2016 and associated guarantees, which we collectively refer to as the original notes in this notice.
     The exchange offer is being made in order to satisfy certain obligations of the Company and Solectron Corporation contained in the Registration Rights Agreement, dated February 21, 2006, by and among the Company, Solectron Corporation and the initial purchasers referred to therein.
     We are requesting that you contact your clients for whom you hold original notes regarding the exchange offer. For your information and for forwarding to your clients for whom you hold original notes registered in your name or in the name of your nominee, or who hold original notes registered in their own names, we are enclosing the following documents:
1.	Prospectus, dated _________, 2006;

2.	The letter of transmittal for your use and for the information of your clients;

3.	A notice of guaranteed delivery to be used to accept the exchange offer if certificates for original notes are not immediately available or time will not permit all required documents to reach the exchange agent prior to the expiration date or if the procedure for book-entry transfer cannot be completed on a timely basis;

4.	A form of letter which may be sent to your clients for whose account you hold original notes registered in your name or the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the exchange offer; and

5.	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
     To participate in the exchange offer, a duly executed and properly completed letter of transmittal for original notes held in certificated form (or facsimile of the letter of transmittal) or an agent’s message instead of the letter of transmittal for original notes held in book-entry form, with any required signature guarantees and any other required documents, should be sent to the exchange agent, and certificates representing the original notes should be delivered to the exchange agent or the original notes shall be tendered by the book-entry procedures described in the prospectus under “The Exchange Offer — Book-Entry Transfer,” all in accordance with the instructions set forth in the letter of transmittal and the prospectus.
     If a registered holder of original notes desires to tender original notes, but such original notes are not immediately available, or time will not permit such holder’s original notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected by following the guaranteed delivery procedures described in the prospectus under the caption “The Exchange Offer — Guaranteed Delivery Procedures.”
     The Company will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding the prospectus and the related documents to the beneficial owners of original notes held by them as nominee or in a fiduciary capacity. The Company will pay or cause to be paid all transfer taxes applicable to the exchange of original notes pursuant to the exchange offer, except as set forth in Instruction 6 of the letter of transmittal.
     Any inquiries you may have with respect to the procedure for tendering original notes pursuant to the exchange offer, or requests for additional copies of the enclosed materials, should be directed to The Bank of New York Trust Company, N.A., the exchange agent for the exchange offer, at its address and telephone number set forth on the front of the letter of transmittal.

Very truly yours, Solectron Global Finance LTD Solectron Corporation

     Nothing herein or in the enclosed documents shall constitute you or any person as an agent of the Company or the exchange agent, or authorize you or any other person to use any document or make any statements on behalf of either of them with respect to the exchange offer, except for statements expressly made in the prospectus or the letter of transmittal.
Enclosures